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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT
UNDER
SECTION 14(d) (1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

GUILFORD MILLS, INC.
(Name of Subject Company (Issuer))

GMI MERGER CORPORATION
GMI HOLDING CORPORATION
CERBERUS CAPITAL MANAGEMENT, L.P.
(Names of Filing Persons (Offerors))

Common Stock. Par Value $.01 Per Share
(Title of Class of Securities)

401794201
(CUSIP Number of Class of Securities)

Mark A. Neporent
Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
(212) 891-2100
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of filing persons)

COPY TO:

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$107,788,007.00	$13,656.74

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (A) $19.00, the tender offer price, and (B) 5,501,053, the number of shares of common stock of Guilford Mills, Inc. ("Guilford") outstanding as of February 23, 2004, plus, 172,000, the number of shares of Guilford common stock issuable on the exercise of outstanding options. The calculation of the filing fee is based upon Guilford's representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of February 23, 2004.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.01267% of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,656.74	Filing Party: GMI Merger Corporation
Form or Registration No.: Schedule TO	Date Filed: March 5, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 2 to Schedule TO

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 5, 2004, as amended by Amendment No. 1 filed on March 18, 2004 by GMI Merger Corporation ("Purchaser"), GMI Holding Corporation ("Parent") and Cerberus Capital Management, L.P. ("Cerberus") relating to the offer to purchase all of the outstanding shares of common stock, par value $.01 per share of Guilford Mills, Inc. ("Guilford"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 2 is being filed on behalf of GMI Merger Corporation, GMI Holding Corporation and Cerberus Capital Management, L.P.

Items 1, 4, 8 and 11 of the Schedule TO.

        Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

    "The Offer expired at 12:00 midnight, New York City time, on Thursday, April 1, 2004, and was not extended. Based on information provided by the Depositary to Cerberus, as of April 1, 2004, approximately 5,162,204 shares of Guilford common stock were validly tendered and not withdrawn prior to the expiration of the Offer, including 1,047 shares of Guilford common stock tendered subject to guaranteed delivery procedures. These shares represent approximately 94% of the outstanding shares of Guilford common stock. Purchaser has accepted for payment all shares validly tendered and not withdrawn prior to the expiration of the Offer.

    Pursuant to the terms of the Merger Agreement, Purchaser intends to cause the Merger of Purchaser with and into Guilford following the expiration of the Offer. At the effective time of the Merger, each outstanding share of Guilford common stock (other than Guilford common stock held in the treasury of Guilford and Guilford common stock owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of Guilford immediately prior to the Effective Time, and other than Guilford common stock that is held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law) will be converted into the right to receive $19.00 in cash without interest.

    On April 2, 2004, Cerberus issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(8) and is incorporated by reference herein."

Item 12 Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

        "(a)(8) Press Release issued by Cerberus dated April 2, 2004."

2

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMI MERGER CORPORATION
By:	/s/ DEV B. KAPADIA
Name:	Dev B. Kapadia
Title:	Vice President
GMI HOLDING CORPORATION
By:	/s/ DEV B. KAPADIA
Name:	Dev B. Kapadia
Title:	Vice President
CERBERUS CAPITAL MANAGEMENT, L.P.
By:	/s/ MARK A. NEPORENT
Name:	Mark A. Neporent
Title:	Managing Director

Date: April 2, 2004

3

Exhibit Index

Exhibit Number	Document
(a)(1)	Offer to Purchase dated March 5, 2004.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*
(a)(7)	Text of Joint Press Release, dated February 27, 2004, regarding the proposed transaction between GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.*
(a)(8)	Press Release issued by Cerberus dated April 2, 2004
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of February 27, 2004 among GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.*
(d)(2)	Support Agreement dated as of February 27, 2004, by and among Parent, Purchaser, Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P.*
(d)(3)	Support Agreement dated as of February 27, 2004, by and among Parent, Purchaser, The Prudential Insurance Company of America.*
(d)(4)	Confidentiality Agreement, dated November 25, 2003, among Parent and Cerberus*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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Amendment No. 2 to Schedule TO
  Items 1, 4, 8 and 11 of the Schedule TO.
  Item 12 Exhibits
Signatures
Exhibit Index